UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No. 2)*

Triumph Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

896818101

(CUSIP Number)

DBD Investors V, L.L.C.

c/o The Carlyle Group

Attention: Jeffrey W. Ferguson

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 729-5626

Copy to:

Daniel T. Lennon, Esq.

Latham & Watkins LLP

555 Eleventh Street NW

Suite 1000

Washington, DC 20004-1304

(202) 637-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2011

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS DBD Investors V Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,211,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,211,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,324
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Based on 49,073,389 shares of common stock (“Shares”) of Triumph Group, Inc., a Delaware corporation (“Triumph” or the “Issuer”) outstanding on November 7, 2011.

1	NAMES OF REPORTING PERSONS DBD Investors V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,211,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,211,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,324
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS TCG Holdings II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,211,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,211,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,324
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS TC Group Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,211,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,211,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,324
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS TC Group III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,211,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,211,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,324
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS TC Group III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,211,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,211,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,324
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Carlyle Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,115,925
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,115,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,115,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS CP III Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,399
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,399
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS TCG Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,454,792
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,454,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,454,792
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS TC Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,454,792
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,454,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,454,792
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS TC Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 865,248
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 865,248
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS Carlyle Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 407,555
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 407,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,555
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Carlyle International Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 343,260
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 343,260
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,260
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 07%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS State Board of Administration of Florida
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 158,344
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 158,344
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,344
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 127,259
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 127,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,259
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS CHYP Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,699
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,699
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,478
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,478
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS C/S International Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,397
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,397
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,397
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures International Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS Carlyle-Contour Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Carlyle SBC Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,575
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,575
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Carlyle International Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,461
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,461
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,637
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Carlyle-Contour International Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,091
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,091
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS Carlyle Investment Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009 (as amended, the “Statement”), as follows. All share amounts presented reflect a 2-for-1 stock split conducted by Triumph on July 14, 2011.

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

On November 14, 2011, the Reporting Persons sold 5,000,000 Shares to Morgan Stanley & Co. LLC (the “Underwriter”) at a price of $54.77 per Share, in a registered offering (the “Secondary Offering”) pursuant to an Underwriting Agreement, dated as of November 7, 2011 (the “Underwriting Agreement”), by and among the Issuer, the Selling Stockholders (as defined in the Underwriting Agreement), and the Underwriter.

Under the Underwriting Agreement, the Selling Stockholders have agreed with the Underwriter, subject to certain exceptions, not to dispose of or hedge any Shares or securities convertible into or exchangeable for Shares during the period from November 7, 2011, continuing through and including the date 60 days after November 7, 2011, except with the prior written consent of the Underwriter (such period, the “restricted period”). The restricted period will be automatically extended if: (1) during the last 17 days of the 60-day restricted period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the 60-day restricted period, the Issuer announces that it will issue an earnings release or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 60-day restricted period.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7 hereto and is incorporated herein by reference.

Except as described in this Item 4 and Item 6 of this Schedule 13D which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) – (b)

The following table sets forth the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class(a)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
DBD Investors V Holdings, L.L.C	3,211,324	6.5%	0	3,211,324	0	3,211,324
DBD Investors V, L.L.C	3,211,324	6.5%	0	3,211,324	0	3,211,324
TCG Holdings II, L.P.	3,211,324	6.5%	0	3,211,324	0	3,211,324
TC Group Investment Holdings, L.P.	3,211,324	6.5%	0	3,211,324	0	3,211,324
TC Group III, L.L.C.	3,211,324	6.5%	0	3,211,324	0	3,211,324
TC Group III, L.P.	3,211,324	6.5%	0	3,211,324	0	3,211,324
Carlyle Partners III, L.P.	3,115,925	6.3%	0	3,115,925	0	3,115,925
CP III Coinvestment, L.P.	95,399	0.2%	0	95,399	0	95,399
TCG Holdings, L.L.C.	1,454,792	3.0%	0	1,454,792	0	1,454,792
TC Group, L.L.C.	1,454,792	3.0%	0	1,454,792	0	1,454,792
TC Group II, L.L.C.	865,248	1.8%	0	865,248	0	865,248
Carlyle Partners II, L.P.	407,555	0.8%	0	407,555	0	407,555
Carlyle International Partners II, L.P.	343,260	0.7%	0	343,260	0	343,260
State Board of Administration of Florida	158,344	0.3%	0	158,344	0	158,344
Carlyle-Aerostructures Partners, L.P.	127,259	0.3%	0	127,259	0	127,259
CHYP Holdings, L.L.C.	115,699	0.2%	0	115,699	0	115,699
Carlyle-Aerostructures Partners II, L.P.	97,478	0.2%	0	97,478	0	97,478
C/S International Partners	77,397	0.2%	0	77,397	0	77,397
Carlyle-Aerostructures International Partners, L.P.	50,521	0.1%	0	50,521	0	50,521
Carlyle-Contour Partners, L.P.	22,120	0.0%	0	22,120	0	22,120
Carlyle SBC Partners II, L.P.	18,575	0.0%	0	18,575	0	18,575
Carlyle International Partners III, L.P.	18,461	0.0%	0	18,461	0	18,461
Carlyle-Aerostructures Management, L.P.	12,637	0.0%	0	12,637	0	12,637
Carlyle-Contour International Partners, L.P.	5,091	0.0%	0	5,091	0	5,091
Carlyle Investment Group, L.P.	395	0.0%	0	395	0	395

(a)	Based on 49,073,389 Shares outstanding on November 7, 2011.

Carlyle Partners III, L.P. and CP III Coinvestment, L.P. are the record owners of 3,115,925 Shares and 95,399 Shares, respectively. Investment discretion and control over the Shares held by each of these funds is exercised by DBD Investors V Holdings, L.L.C. through its indirect subsidiary, TC Group III, L.P., which is the sole general partner of each of these funds. DBD Investors V Holdings, L.L.C. is the managing member of DBD Investors V, L.L.C. DBD Investors V, L.L.C. is the general partner of TCG Holdings II, L.P. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group III, L.L.C. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. DBD Investors V Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these Shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of DBD Investors V Holdings, L.L.C., may be deemed to share beneficial ownership of the Shares beneficially owned by DBD Investors V Holdings, L.L.C. Such persons disclaim such beneficial ownership.

Carlyle Partners II, L.P., Carlyle International Partners II, L.P., C/S International Partners, Carlyle SBC Partners II, L.P. and Carlyle International Partners III, L.P. are the record owners of 407,555 Shares, 343,260 Shares, 77,397 Shares, 18,575 Shares, and 18,461 Shares, respectively. Investment discretion and control over the Shares held by each of these funds is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, TC Group II, L.L.C., which is the sole general partner of each of these funds. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C., which is the sole member of TC Group II, L.L.C.

CHYP Holdings, L.L.C. is the record holder of 115,699 Shares. Investment discretion and control over the Shares held by the fund is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, Carlyle High Yield Partners, L.P. Carlyle High Yield Partners, L.P. is the sole member of CHYP Holdings, L.L.C. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C., which is the sole member of TCG High Yield Holdings, L.L.C., which is the sole member of TCG High Yield, L.L.C., which is the general partner of Carlyle High Yield Partners, L.P.

Carlyle-Aerostructures Partners, L.P., Carlyle-Aerostructures Partners II, L.P., Carlyle-Aerostructures International Partners, L.P., Carlyle-Contour Partners, L.P., Carlyle-Aerostructures Management, L.P., Carlyle-Contour International Partners, L.P., and Carlyle Investment Group, L.P. are the record owners of 127,259 Shares, 97,478 Shares, 50,521 Shares, 22,120 Shares, 12,637 Shares, 5,091 Shares and 395 Shares, respectively. Investment discretion and control over the Shares held by each of these funds is exercised by TCG Holdings, L.L.C., which is the managing member of TC Group, L.L.C., which is the sole general partner of each of these funds.

The State Board of Administration of Florida is the record holder of 158,344 Shares. TC Group, L.L.C. serves as the managing member of the investment manager for the State Board of Administration of Florida. TCG Holdings, L.L.C., is the managing member of TC Group, L.L.C.

TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of the Shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the Shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated November 16, 2011, by and among the Reporting Persons

3

Underwriting Agreement, dated as of November 7, 2011, by and among Triumph Group, Inc., the Selling Stockholders (as defined in the Underwriting Agreement) and Morgan Stanley & Co. LLC with respect to the sale by the Selling Stockholders, and the purchase by the Underwriter of 5,000,000 Shares (incorporated by reference to Exhibit 1.1 to the Current Report filed by Triumph Group, Inc. on Form 8-K on November 9, 2011.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2011

DBD Investors V Holdings, L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

DBD Investors V, L.L.C.

By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TCG Holdings II, L.P.

By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TC Group Investment Holdings, L.P.

By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TC Group III, L.L.C.

By: TC Group Investment Holdings, L.P., as its managing member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TC Group III, L.P.

By: TC Group III, L.L.C., as its general partner
By: TC Group Investment Holdings, L.P., as its managing member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle Partners III, L.P.

By: TC Group III, L.P., as its general partner
By: TC Group III, L.L.C., as its general partner
By: TC Group Investment Holdings, L.P., as its managing member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

CP III Coinvestment, L.P.

By: TC Group III, L.P., as its general partner
By: TC Group III, L.L.C., as its general partner
By: TC Group Investment Holdings, L.P., as its managing member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TCG Holdings, L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TC Group, L.L.C.

By: TCG Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TC Group II, L.L.C.

By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle Partners II, L.P.

By: TC Group II, L.L.C., its general partner
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle International Partners II, L.P.

By: TC Group II, L.L.C., its general partner
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

State Board of Administration of Florida

Separate account maintained pursuant to an Investment Management Agreements dated as of September 6, 1996 between the State Board of Administration of Florida, Carlyle Investment Group, L.P. and Carlyle Investment Management L.L.C.

By: Carlyle Investment Management L.L.C., as investment manager
By: TC Group, L.L.C., its managing member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Aerostructures Partners, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

CHYP Holdings, L.L.C.

By: Carlyle High Yield Partners, L.P., its sole member
By: TCG High Yield, L.L.C., its general partner
By: TCG High Yield Holdings, L.L.C., its sole member
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Aerostructures Partners II, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

C/S International Partners

By: TC Group II, L.L.C., its general partner
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Aerostructures International Partners, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Contour Partners, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle SBC Partners II, L.P.

By: TC Group II, L.L.C., its general partner
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle International Partners III, L.P.

By: TC Group II, L.L.C., its general partner
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Aerostructures Management, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Contour International Partners, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle Investment Group, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Schedule A

Name	Title/Principal Occupation or Employment	Citizenship

William E. Conway, Jr.	Mr. Conway is a managing member of TCG Holdings, L.L.C. and DBD Investors V Holdings, L.L.C. Mr. Conway is a Founder of The Carlyle Group,	United States of America

David M. Rubenstein	Mr. D’Aniello is a managing member of TCG Holdings, L.L.C. and DBD Investors V Holdings, L.L.C. Mr. D’Aniello is a Founder of The Carlyle Group.	United States of America

David M. Rubenstein	Mr. Rubenstein is a managing member of TCG Holdings, L.L.C. and DBD Investors V Holdings, L.L.C. Mr. Rubenstein is a Founder of The Carlyle Group.	United States of America